SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                           First Avenue Networks, Inc.
                           ---------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    31865X106
                                 --------------
                                 (CUSIP Number)


                             Robert A. Grauman, Esq.
                              O'Melveny & Myers LLP
                               Times Square Tower
                                 7 Times Square
                               New York, NY 10036
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 8, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31865X106                   13D                     PAGE 2 of 10 PAGES

--------------------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS:

         Aspen Partners Series A, a series of Aspen Capital Partners, LP

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   13-4118716
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
        (SEE INSTRUCTIONS)                                              (b)  [X]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY
--------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       WC
--------------------------------------------------------------------------------
   5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
        PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
        REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.   SOLE VOTING POWER

              0
--------------------------------------------------------------------------------
         8.   SHARED VOTING POWER

              3,771,463
--------------------------------------------------------------------------------
         9.   SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
        10.   SHARED DISPOSITIVE POWER

              3,771,463
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,771,463
--------------------------------------------------------------------------------
  12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                            [ ]
        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      16.8%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       PN
--------------------------------------------------------------------------------

CUSIP NO. 31865X106                   13D                     PAGE 3 of 10 PAGES

--------------------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS:

                                Aspen Capital LLC

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   13-4118715
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
        (SEE INSTRUCTIONS)                                              (b)  [X]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY
--------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                       AF
--------------------------------------------------------------------------------
   5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                          [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
        REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.   SOLE VOTING POWER

              0
--------------------------------------------------------------------------------
         8.   SHARED VOTING POWER

              3,771,463
--------------------------------------------------------------------------------
         9.   SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
        10.   SHARED DISPOSITIVE POWER

              3,771,463
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,771,463
--------------------------------------------------------------------------------
  12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                            [ ]
        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      16.8%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       OO
--------------------------------------------------------------------------------

CUSIP NO. 31865X106                   13D                     PAGE 4 of 10 PAGES

--------------------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS:

                               Aspen Advisors LLC

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   13-4118717
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
        (SEE INSTRUCTIONS)                                              (b)  [X]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY
--------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                     AF, OO
--------------------------------------------------------------------------------
   5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                          [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
        REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.   SOLE VOTING POWER

              0
--------------------------------------------------------------------------------
         8.   SHARED VOTING POWER

              5,459,258
--------------------------------------------------------------------------------
         9.   SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
        10.   SHARED DISPOSITIVE POWER

              5,459,258
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    5,459,258
--------------------------------------------------------------------------------
  12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                            [ ]
        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      23.8%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       OO
--------------------------------------------------------------------------------

CUSIP NO. 31865X106                   13D                     PAGE 5 of 10 PAGES

--------------------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS:

                                   Nikos Hecht

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      N/A
--------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
        (SEE INSTRUCTIONS)                                              (b)  [X]
--------------------------------------------------------------------------------
   3.   SEC USE ONLY
--------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                     AF, OO
--------------------------------------------------------------------------------
   5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                          [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
--------------------------------------------------------------------------------
        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
        REPORTING PERSON WITH:
--------------------------------------------------------------------------------
         7.   SOLE VOTING POWER

              0
--------------------------------------------------------------------------------
         8.   SHARED VOTING POWER

              5,459,258
--------------------------------------------------------------------------------
         9.   SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
        10.   SHARED DISPOSITIVE POWER

              5,459,258
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    5,459,258
--------------------------------------------------------------------------------
  12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                            [ ]
        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      23.8%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IN
--------------------------------------------------------------------------------

         The Statement on Schedule 13D dated February 6, 2004 filed by Aspen Partners Series A, a series of Aspen Capital Partners, LP ("Aspen Partners"), Aspen Capital LLC ("Aspen Capital"), Aspen Advisors LLC ("Aspen Advisors"), and Nikos Hecht (each a "Reporting Person," and, collectively the "Reporting Persons") with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of First Avenue Networks, Inc., a Delaware corporation (the "Company"), and amended by Amendment No. 1 dated March 4, 2004 and Amendment No. 2 dated July 8, 2004, is hereby further amended with respect to the items set forth below. Capitalized terms used without definition in this Schedule 13D (Amendment No. 3) have the meanings set forth in the Reporting Persons' Schedule 13D, as originally filed.

Item 4.  Purpose of Transaction

         The information set forth under this item is hereby amended by the addition of the following information:

         As holders of a majority of the outstanding stock of Teligent, the Reporting Persons supported Teligent's combination with the Company in order to obtain a significantly increased equity position in a combined entity comprising the Company and Teligent. The Reporting Persons believe that the combination of Teligent's assets with the Company pursuant to the Purchase Agreement described in Item 6 offers significant opportunities for efficiency, economies of scale and increased market penetration, and may increase shareholder value for both the shareholders of Teligent and the shareholders of the Company, and that such a combination is in their respective financial interests.

         Except for the transactions contemplated by the Purchase Agreement, the Reporting Persons do not have any intention to cause the Company to engage in any of the transactions or activities listed in items (b) through (j) of Item 4 of Schedule 13D. Nevertheless, as discussed in detail in Item 5, the Reporting Persons will be the beneficial owners of approximately 46.5% of the Common Stock upon consummation of the combination of Teligent and the Company. While the Reporting Persons do not have any voting or other agreements with the Company or other shareholders of the Company, or any contractual right to designate members of the board of directors of the Company, their substantial holdings of the Company's Common Stock will enable them to substantially influence all matters requiring shareholder approval, including the election of directors, the approval of significant corporate transactions, such as additional acquisitions, and will give them the ability to block an unsolicited tender offer and any other matter requiring a supermajority vote of shareholders. Such a concentration of ownership could delay, defer or prevent a change of control of the Company or impede a merger, consolidation, takeover or other business combination which other shareholders may view favorably.

Item 5.  Interest in Securities of the Issuer

         The information set forth under this item is hereby amended and restated in its entirety as follows:

         As of the date of this Schedule 13D (Amendment No. 3), Aspen Partners is the beneficial owner of 3,771,463 shares of the Company's Common Stock, constituting approximately 16.8% of the outstanding shares of Common Stock. Such percentage beneficial ownership has been determined by adding to 21,288,016 shares of Common Stock outstanding (as set forth on the cover page to the Company's Form 10-Q for the six months ended June 30, 2004) 1,174,383 shares issuable upon exercise of warrants held by Aspen Partners. Of the 3,771,463 shares beneficially owned by Aspen Partners, 2,597,080 shares are issued and outstanding, 762,279 shares are issuable upon exercise of Class A Warrants held by Aspen Partners and 412,104 shares are issuable upon the exercise of New Warrants held by Aspen Partners. As the general partner of Aspen Partners, Aspen Capital may be deemed to share beneficial ownership of all such shares. Aspen Partners and Aspen Capital disclaim any beneficial interest in the shares owned by the accounts managed by Aspen Advisors.

         As of the date of this Schedule 13D (Amendment No. 3), Aspen Advisors is the beneficial owner of 5,459,258 shares of the Company's Common Stock, constituting approximately 23.8% of the outstanding shares of Common Stock. Such percentage beneficial ownership has been determined by adding to 21,288,016 shares of Common Stock outstanding, 1,672,140 shares issuable upon exercise of warrants held by Aspen Partners and private clients of Aspen Advisors. Of the 5,459,258 shares beneficially owned by Aspen Advisors, 3,787,118 shares are issued and outstanding and held by Aspen Partners and such private clients, 1,047,140 shares are issuable upon exercise of Class A Warrants held by Aspen Partners and such clients and 625,000 shares are issuable upon the exercise of New Warrants held by Aspen Partners and such clients. Aspen Advisors, as investment manager for Aspen Partners and its private clients, has discretionary investment authority over the Common Stock and warrants held by Aspen Partners and the private clients, and Mr. Hecht is the managing member of Aspen Capital and of Aspen Advisors. Accordingly, Mr. Hecht may be deemed to be the beneficial owner of the Common Stock and warrants held by Aspen Partners and the private clients of Aspen Advisors.

         On September 30, 2004, private clients of Aspen Advisors made the following purchases of Common Stock:


                              Purchase Price
Number of Shares          (Excluding Commissions)          Type of Transaction
----------------          -----------------------          -------------------

     35,400                       $4.6876                  Open-market purchase
     50,000                        4.40                    Open-market purchase


         Except as set forth in the preceding table, and except for the execution and delivery of the Purchase Agreement, during the 60 days preceding the filing of this Schedule 13D (Amendment No. 3), the Reporting Persons and, to their knowledge, the executive officers and directors of the Reporting Persons, have not engaged in any transactions in the Common Stock.

         Under the Purchase Agreement described in Item 6, below, the Company has agreed to issue 25,194,647 shares of Common Stock as payment for the assets of Teligent. Based on their ownership of approximately 41.8% and 25.4%, respectively, of the outstanding shares of Teligent, Aspen Partners and managed accounts of Aspen Advisors would acquire beneficial ownership of 10,534,512 additional shares and 6,402,589 additional shares, respectively, of the Company's Common Stock upon a liquidation of Teligent. In such case, (i) Aspen Partners would be the beneficial owner of 13,131,592 shares of Common Stock and 1,174,383 warrants to purchase Common Stock, representing in the aggregate 30% of the outstanding Common Stock (computed by adding to 21,288,016 shares of Common Stock outstanding 25,194,647 shares to be issued to Teligent in the transaction, 762,279 shares issuable upon exercise of Class A Warrants held by Aspen Partners and 412,104 shares issuable upon the exercise of New Warrants held by Aspen Partners), and (ii) Aspen Advisors would be the beneficial owner of 20,724,219 shares of Common Stock and 1,672,140 warrants to purchase Common Stock, representing in the aggregate 46.5% of the outstanding Common Stock (computed by adding to 21,288,016 shares of Common Stock outstanding 25,194,647 shares to be issued to Teligent in the transaction, 1,047,140 shares issuable upon exercise of Class A Warrants held by Aspen Partners and Aspen Advisors' managed accounts and 625,000 shares issuable upon the exercise of New Warrants held by Aspen Partners and such accounts). The beneficial ownership amounts and percentages set forth in this paragraph are provided for illustrative purposes, and exclude shares issuable upon exercise of the Teligent Transaction Warrant described in Item 6 below. The number of shares to be issued by the Company pursuant to the Purchase Agreement will be adjusted in connection with changes, if any, in the number of shares issuable pursuant to the Teligent Transaction Warrant as described below, and the actual number of shares of Common Stock that would be acquired by Teligent and beneficially owned by the Reporting Persons, and the resulting increase in the Reporting Persons' beneficial ownership of the Company's Common Stock, will depend on the number of shares of Common Stock ultimately issued pursuant to the Purchase Agreement.

         All computations of beneficial ownership amounts and percentages in this Item 5 resulting from the issuance of Common Stock pursuant to the Purchase Agreement assume a liquidation of Teligent and distribution to Teligent's shareholders of such Common Stock. By virtue of Aspen Advisors' status as beneficial owner of a majority of the common stock of Teligent, upon issuance of such Common Stock to Teligent pursuant to the Purchase Agreement and until liquidation of Teligent and distribution of such Common Stock to the shareholders of Teligent, Aspen Advisors and Mr. Hecht could be deemed to acquire voting power over all of the Company Common Stock acquired by Teligent and, therefore, to acquire beneficial ownership of all of such stock. However, the Purchase Agreement contemplates that Teligent will dissolve and liquidate as promptly as practicable after the closing thereunder and distribute the Company Common Stock acquired pursuant to the Purchase Agreement to its shareholders. Accordingly, the Reporting Persons disclaim any beneficial interest in the Common Stock to be issued pursuant to the Purchase Agreement in excess of the shares attributable to their respective shareholdings in Teligent.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The information appearing in this Item is hereby amended by the addition of the following information:

         On November 8, 2004 Teligent and the Company entered into an Asset Purchase Agreement (the "Purchase Agreement"). Pursuant to the Purchase Agreement, the Company will acquire from Teligent all of the assets of Teligent, including (i) all Federal Communications Commission ("FCC") licenses of Teligent, (ii) all other assets including equipment, leases, licenses and contracts associated with Teligent's business, (iii) all of Teligent's inventory of radio and other wireless equipment, (iv) all of Teligent's intellectual property, (v) Teligent's cash, and (vi) all other assets used by Teligent in the conduct of its business, other than certain excluded assets specified in the Purchase Agreement. The consideration payable by the Company pursuant to the Purchase Agreement consists of (x) 25,194,647 shares of Common Stock and (y) the Company's issuance to Dr. Rajundra Singh of a warrant to purchase 2,519,464 shares of Company Common Stock (the "Teligent Transaction Warrant") in replacement of an option to purchase Teligent shares held by Dr. Singh. The number of shares issuable in payment for the assets of Teligent will be increased by 3,149.33 shares for each Teligent share issued to Dr. Singh upon exercise of his Teligent option, and the number of shares of Common Stock issuable upon exercise of the Teligent Transaction Warrant will be reduced by such number of additional shares of Common Stock. The Company will also assume certain liabilities of Teligent incurred by Teligent in the ordinary course of business, including all liabilities relating to or arising out of the ownership, operation or use by Teligent of the assets being acquired by the Company.

         The Purchase Agreement includes representations and warranties by both the Company and Teligent and other provisions, including covenants, conditions and indemnities customarily included in agreements for transactions of this type. The Purchase Agreement is subject to customary closing conditions and certain regulatory clearances and approvals, including termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and approval by the FCC. The Company has announced that it expects to complete the acquisition in late 2004.

         The Purchase Agreement also provides that at the Closing, (i) Aspen Partners will enter into a non-compete agreement with the Company and (ii) the Company and Teligent will enter into a Second Amendment and Restated Registration Rights Agreement pursuant to which the Company will grant to Teligent certain shelf, demand and piggyback registration rights under the Securities Act of 1933, as amended, with respect to the Company Common Stock to be issued pursuant to the Purchase Agreement. Shareholders of Teligent (including the Reporting Persons) to which Teligent distributes such Common Stock will succeed to such registration rights upon their agreement to be bound by the Second Amendment and Restated Registration Rights Agreement.

         The description of the Purchase Agreement and related documents in this
Item 6 is a summary only, does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, a copy of which has been filed by the Company with the Securities and Exchange Commission and is incorporated by reference as an exhibit to this Schedule 13D (Amendment No. 3).

Item 7.  Material to be filed as Exhibits

         Exhibit No.                              Item
         ----------                               ----

             9 Asset Purchase Agreement dated as of November 8, 2004 between First Avenue Networks, Inc. and Teligent, Inc. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated November 9, 2004 filed by Company)

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 10, 2004

                                           ASPEN PARTNERS, SERIES A, a series of
                                           ASPEN CAPITAL PARTNERS, LP

                                           By: ASPEN CAPITAL LLC,
                                               its general partner


                                           By: /s/ NIKOS HECHT
                                               ---------------------------------
                                               Name:  Nikos Hecht
                                               Title: Managing Member


                                           ASPEN CAPITAL LLC


                                           By: /s/ NIKOS HECHT
                                               ---------------------------------
                                               Name: Nikos Hecht
                                               Title: Managing Member


                                           ASPEN ADVISORS LLC


                                           By: /s/ NIKOS HECHT
                                               ---------------------------------
                                               Name:  Nikos Hecht
                                               Title: Managing Member



                                                      /s/ NIKOS HECHT
                                           -------------------------------------
                                                        Nikos Hecht